TransAlta Corporation

April 3, 2003

	TransAlta Corporation
	110 - 12th Avenue SW
	Box 1900, Station "M"
	Calgary, Alberta T2P 2M1
	(403) 267-7110
	www.transalta.com

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		2
GLOSSARY OF TERMS		2
Name and Incorporation		3
Intercorporate Relationships		3
BUSINESS OF TRANSALTA		3
Overview		3
GENERAL DEVELOPMENT OF THE BUSINESS		4
Significant Events Since Dec. 31, 2002		4
Year-ended Dec. 31, 2002		5
Year-ended Dec. 31, 2001		5
Year-ended Dec. 31, 2000		6
Generation Business Segment		7
Sustainable Development Initiatives		15
Energy Marketing Business Segment		15
Competitive Environment		16
Competitive Strengths		17
Capital Expenditures		18
Environmental Protection and Climate Change		18
Risk Factors		19
Employees		19
SELECTED CONSOLIDATED FINANCIAL INFORMATION		20
Dividends		21
MANAGEMENT'S DISCUSSION & ANALYSIS		21
MARKET FOR SECURITIES		21
DIRECTORS AND OFFICERS		21
Directors		21
Officers		23
AUDITORS, TRANSFER AGENT AND REGISTRAR		25
ADDITIONAL INFORMATION		25

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains both historical and forward -looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21 E of the U.S. Exchange Act. In some cases, forward -looking statement can be identified by terms such as "may", "will", "believe", "except", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the Corporation's actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty risk; and the impact of accounting policies issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

These and additional factors are described in more detail under "Risk Factors", and in management's discussion and analysis of financial co ndition and results of operations, which is hereby specifically incorporated by reference in this Annual Information Form.

GLOSSARY OF TERMS

This Annual Information Form may include the following terms:

Alberta PPA means an Alberta government mandated power purchase arrangement; capacity means net maximum capacity that a unit can sustain over a period of time; gigawatt hour or GWh means one million kilowatt hours of electrical power; kilowatts or kW means 1,000 watts of electrical power;

kilowatt hour or kWh means one hour during which one kilowatt of electrical power has been continuously produced;

megawatt or MW means 1,000 kilowatts of electrical power;

megawatt hour or MWh means 1,000 kilowatt hours;

PPA means a power purchase arrangement having an initial term of five years or greater;

watt means the scientific unit of electrical power, being the rate of energy use that gives rise to the production of energy at a rate of one joule per second; and

watt hour is a measure of energy production or consumption equal to one watt produced or consumed for one hour.

CORPORATE STRUCTURE

Name and Incorporation

TransAlta Corporation ("TransAlta" or the "Corporation") is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 - 12th Avenue S.W., Calgary, Alberta, Canada, T2R 0G7.

Intercorporate Relationships

The principal subsidiaries and affiliates of the Corporation and their respective jurisdictions of formation are set out below.

Unless the context otherwise requires, all references to the "Corporation" and to "TransAlta" herein refer to TransAlta Corporation and its subsidiaries, including TransAlta Utilities Corporation and TransAlta Energy Corporation.

BUSINESS OF TRANSALTA

Overview

TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1911. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of over 8,700 MW of generating capacity operating and under construction (of which approximately 1,200 MW is under construction) in facilities having approximately 10,100 MW of aggregate generating capacity. The Corporation is focused on generating electricity in Canada, the United States, Mexico and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydro, wind and geothermal resources. The following is a brief overview of the Corporation's principal facilities.

In Alberta, the Corporation holds an ownership interest of almost 5,200 MW of generating capacity in coal-fired, gas-fired and hydroelectric facilities which are operating and under construction. On Jan. 1, 2001, the Corporation's Alberta coal-fired and hydroelectric generating plants began operating under the Alberta government mandated power purchase arrangements ("Alberta PPAs"), which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation believes that it has positioned itself to capitalize on opportunities created by the deregulation of the Alberta energy market with its extensive facilities located in Alberta and its experience as a developer of non-regulated independent power projects.

The Corporation also has several gas-fired cogeneration facilities in Ontario, including a 575 MW facility in Sarnia, comprised of 135 MW of existing facilities and a 440 MW facility which commenced commercial operation on March 27, 2003. In the United States, the Corporation's principal facilities include the 1,404 MW coal-fired plant in Centralia, Washington and the 248 MW Big Hanaford gas-fired facility, which supply electricity in the Pacific Northwest. The Corporation also recently completed the acquisition of a 50 per cent interest in CE Generation, LLC ("CE Generation"), which has an aggregate net ownership interest of 756 MW of electrical generating capacity in power plants in operation in the states of California, Texas, Arizona and New York. In Mexico, the Corporation has two facilities under construction with a combined capacity of 511 MW. The 252 MW Campeche facility is expected to commence commercial operations in the second quarter of 2003 and the 259 MW Chihuahua facility is expected to commence commercial operations in the third quarter of 2003. The Corporation also an ownership interest of 280 MW of electrical generating capacity in two power plants in Australia.

On April 29, 2002, the Corporation completed the sale of its Alberta-based transmission business to AltaLink, L.P. The sale was carried out to further the Corporation's strategy of focusing on developing a portfolio of generation assets capable of realizing the Corporation's financial objectives. The transmission business segment was reclassified as a discontinued operation upon the announcement in July 2001 of the agreement to sell the business.

The Corporation is organized into two business segments: Generation and Energy Marketing. The

Generation group is responsible for constructing, operating and maintaining power generation facilities. The Energy Marketing group is responsible for managing the sale of production and market risks associated with the Corporation's generation assets and for non-asset backed trading activities. Both segments are supported by a corporate group, which includes finance, treasury, legal, human resources and other administrative functions. The corporate group is also responsible for the Corporation's sustainable development initiatives, including investments in renewable energy resources.

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events and conditions affecting TransAlta's business during the last three financial years are summarized below. A number of these events and conditions are discussed in greater detail under the heading "Business of TransAlta" in this Annual Information Form.

Significant Events Since Dec. 31, 2002

  On March 21, 2003 TransAlta announced that it had completed an offering of 15 million common shares for gross proceeds of $240 million. The offering includes an option for the underwriters to purchase a further 2.25 million common shares for gross proceeds of $36 million, exercisable until April 18, 2003.

  On Jan. 29, 2003, TransAlta announced the completion of the acquisition from El Paso Merchant Energy North America Company ("El Paso") of a 50 per cent interest in CE Generation, for total consideration of approximately US$240 million, which included approximately US$35 million for working capital. See "Business of TransAlta - Generation Business - United States".

  On Jan. 13, 2003, the Corporation completed the acquisition from EPCOR Utilities Inc. and certain of its affiliates (collectively, "EPCOR") of a 50 per cent interest in EPCOR's 450 MW Genesee 3 facility currently under construction southwest of E dmonton, Alberta, for estimated total consideration upon completion of construction of the project of approximately $395 million. EPCOR will continue to manage the construction of the project and will operate the facility upon its commercial operation, which is currently scheduled for early 2005. The Corporation also announced that it has granted to EPCOR: (i) an option, exercisable until Dec. 31, 2005, to co -develop the Corporation's 450 MW Centennial 1 project (formerly known as Keephills 3) at a price of 50 per cent of expenditures to the date of the option exercise, plus 50 per cent of future project development costs; and (ii) an option, exercisable until March 2004, to purchase a 50 per cent interest in the Corporation's 575 MW Sarnia facility at a price equal to 50 per cent of the undepreciated capital cost of the Sarnia facility as at the date of closing.

Year-ended Dec. 31, 2002

  On Dec. 6, 2002, the Corporation completed the acquisition of all of the outstanding securities of Vision Quest Windelectric Inc. ("Vision Quest") not already owned by the Corporation for total consideration of approximately $55 million, bringing the Corporation's total investment in the wind power company to approximately $69 million. Vision Quest, now a wholly owned subsidiary of the Corporation, owns and operates 67 wind turbine power plants in Alberta with an aggregate 44 MW of total peak capacity. Vision Quest also owns a 50 per cent interest in the McBride Lake joint venture project (near Fort MacLeod, Alberta), with 75 MW under construction. Vision Quest also has interests in wind power resources in several other provinces and holds electricity retailer licenses in Ontario. See "Business of TransAlta - Sustainable Development Initiatives".
  In November 2002, TransAlta announced that it had decided to implement a phased decommissioning of its 537 MW coal-fired Wabamun facility located west of Edmonton, Alberta. See "Business of TransAlta - Generation Business - Alberta".
  In August 2002, TransAlta completed construction of its 248 MW Big Hanaford gas-fired facility in Centralia, Washington, at a cost of approximately US$210 million. The Big Hanaford facility increased TransAlta's total capacity at the Centralia site from 1,404 MW to 1,652 MW. See "Business of TransAlta - Generation Business - United States".
  In April 2002, TransAlta completed the sale of its Alberta-based transmission business to AltaLink, L.P.

Year-ended Dec. 31, 2001

  In September 2001, TransAlta sold its 60 per cent interest in the 118 MW Fort Saskatchewan gas-fired cogeneration facility to TransAlta Cogeneration, L.P. for net proceeds of $35 million. See "Business of TransAlta - Generation Business - TransAlta Cogeneration, L.P. and TransAlta Power, L.P."
  In August 2001, TransAlta sold its 45 MW gas-fired Fort Nelson power plant for proceeds of approximately $44 million.

  In June 2001, TransAlta completed the sale of its composter facility in Edmonton, Alberta for proceeds for $97 million.
  In March 2001, TransAlta announced that it had won a competitive bid to build and operate a 259 MW gas-fired combined cycle facility in Chihuahua, Mexico. See "Business of TransAlta -Generation Business - Mexico".
  In February 2001, TransAlta announced a proposal for a $1.8 billion, 900 MW expansion at its Keephills facility, now referred to as the Centennial Project.
  On Jan. 1, 2001, TransAlta's Alberta coal-fired and hydroelectric generating plants began operating under the Alberta PPAs, which established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied . See "Business of TransAlta - Generation Business - Alberta".
  Effective January 2001, TransAlta completed the sale of its 265 MW power plant located at Syncrude Canada Ltd.'s Mildred Lake Site near Fort McMurray, Alberta for proceeds of $65 million.

Year-ended Dec. 31, 2000

  In August 2000, TransAlta completed the sale of its Alberta distribution and retail business segment to UtiliCorp Canada Corp. for proceeds of approximately $857 million.
  In May 2000, TransAlta completed the acquisition of the Centralia coal-fired generating power plant and adjacent mining operations located in Centralia, Washington. See "Business of TransAlta -Generation Business - United States".
  In May 2000, TransAlta and Mexico's Comision Federal de Electricidad entered into a 25-year contract for all of the output of the 252 MW dual fuel (gas and diesel), combined-cycle plant in Campeche, Mexico. See "Business of TransAlta - Generation Business - Mexico".
  In March 2000, TransAlta completed the sale of its New Zealand operations for proceeds of approximately $605 million.

Generation Business Segment

The following table summarizes the Corporation's generation facilities operating and under construction:

		Capacity	Ownership			Contract
Region	Facility	(MW)	(%)	Fuel	Revenue Source	Expiry Date

Canada	Keephills	766	100	Coal	Alberta PPA	2020
Alberta	Sheerness	756	50	Coal	Alberta PPA	2020
(21 facilities)	Sundance	2,020	100	Coal	Alberta PPA	2017, 2020
	Wabamun	398	100	Coal	Alberta PPA	2003
	Genesee 3 (1)	450	50	Coal	Merchant	--
	Fort Saskatchewan	118	30	Gas	Long-Term Contract	2019
					("LTC")
	Meridian	220	50	Gas	LTC	2024
	Poplar Creek	356	100	Gas	LTC and Merchant	2024
	Hydro assets (2)	801	100	Hydro	Alberta PPA	2013 to 2020

		5,885

Ontario	Mississauga	108	50	Gas	LTC	2017
(4 facilities)	Ottawa	68	50	Gas	LTC	2012
	Sarnia	575	100	Gas	LTC and Merchant	2022
	Windsor-Essex	68	50	Gas	LTC and Merchant	2016

		819

	Total Canada	6,704

United States	Centralia, WA	1,404	100	Coal	Merchant	-
(16 facilities)	Big Hanaford, WA	248	100	Gas	Merchant	-

	Binghamton, NY	47	100	Gas	Merchant	-
	Power Resources, TX	200	50	Gas	LTC	2003
	Saranac, NY	240	37.5	Gas	LTC	2009
	Yuma, AZ	50	50	Gas	LTC	2024
	Geothermal assets (3)	326	37.5 -50	Geothermal	LTC and Merchant	2016 to 2035

	Total U.S.	2,515

Mexico	Campeche (1)	252	100	Gas and	LTC	2028
(2 facilities)				diesel
	Chihuahua (1)	259	100	Gas	LTC	2028

	Total Mexico	511

Australia	Parkeston	110	50	Gas	LTC	2016
(2 facilities)	Southern Cross	225	100	Gas and	LTC	2014
				diesel
	Total Australia	335

Total		10,065

Notes:

(1)	These facilities are currently under construction.
(2)	Comprised of 13 facilities.
(3)	Comprised of 10 facilities.

			7

Canada: Alberta

Coal-fired facilities

The following table summarizes the Corporation's Alberta coal-fired generation facilities:

			Ownership	Commissioning
Location	Plant	Capacity (MW)	(%)	Dates

Wabamun(1)	Wabamun Unit No. 1	62	100	1958
	Wabamun Unit No. 2	57	100	1956
	Wabamun Unit No. 4	279	100	1968
Sundance	Sundance Unit No. 1	280	100	1970
	Sundance Unit No. 2	280	100	1973
	Sundance Unit No. 3	353	100	1976
	Sundance Unit No. 4	353	100	1977
	Sundance Unit No. 5	353	100	1978
	Sundance Unit No. 6	401	100	1980
Keephills	Keephills Unit No. 1	383	100	1983
	Keephills Unit No. 2	383	100	1984
Sheerness	Sheerness Unit No. 1	378	50	1986
	Sheerness Unit No. 2	378	50	1990
Genesee (2)	Genesee 3	450	50	-

	Total	4,390

Notes:

(1) On Nov. 22, 2002, TransAlta announced its decision to implement a phased decommissioning of its Wabamun facility. The 139 MW unit three was removed from service effective Nov. 29, 2002. Units one and two are expected to be removed from service in 2004 and unit four is expected to be removed from service upon expiry of its license in 2010.

(2) This facility is currently under construction.

The Keephills, Sundance and Wabamun facilities are located approximately 70 kilometers west of Edmonton, Alberta. The Sheerness facility is located northeast of Calgary, Alberta and is jointly owned by a subsidiary of the Corporation, TransAlta Utilities Corporation and ATCO Power 2000 ("ATCO Power"). The Genesee 3 facility is currently under construction southwest of Edmonton and is jointly owned by the Corporation and EPCOR. The Corporation's coal-fired plants are all base-load plants, meaning that they are expected to operate for long periods of time at maximum output. Availability, being the percentage of time that a plant is operating or otherwise available for operation, is an important measure of the economic success of a coal-fired plant. The historical average availability over the past five years for the Corporation's coal-fired Alberta plant units is as follows:

	Availability (%)
Plant	High	Low	No. of Units

Keephills	91.1	88.9	2
Sundance	90.4	86.7	6
Wabamun	89.8	64.1	4
Sheerness	83.1	81.9	2

The low availability for Wabamun was a result of a shut down from August 2000 through June 2001 to allow for the repair of unit four, due to cracking in its waterwall tubing. TransAlta decommissioned unit three effective Nov. 29, 2002.

Fuel requirements for TransAlta's coal-fired power plants are supplied by surface strip coal mines (where mining is done in long, narrow strips) located in close proximity to the plants. TransAlta owns two surface mines in Alberta that supply coal to its thermal power plants other than Sheerness. The Whitewood mine supplies the Wabamun plant and the Highvale mine supplies the Sundance and Keephills plants. TransAlta estimates that the recoverable coal reserves contained in these mines total 708 million tonnes, which is estimated to be sufficient to supply the anticipated requirements of these plants for over 50 years.

Coal for the Sheerness generating plant is provided from the adjacent Sheerness mine. The coal reserves of the mine are owned, leased or controlled jointly by TransAlta and ATCO Power. TransAlta and ATCO Power have also executed coal supply agreements with Luscar Ltd., which owns a portion of the coal reserves and operates the mine, to supply coal until 2026.

On Feb. 5, 2001, the Corporation announced a proposal for a $1.8 billion, 900 MW expansion at its Keephills facility. On Feb. 12, 2002, the Corporation received regulatory approval to proceed with the expansion. The regulatory approval is currently under appeal by a third party. The Corporation is in the process of updating a feasibility study factoring in the impact of Alberta's transmission constraints, environmental requirements that may be imposed by the EUB and market conditions to determine whether to pursue the expansion. On Jan. 13, 2003, the Corporation announced that it has granted to EPCOR an option, exercisable until Dec. 31, 2005, to purchase a 50 per cent interest in the Corporation's 450 MW Centennial 1 project (formerly known as Keephills 3) at a price of 50 per cent of expenditures to date plus 50 per cent of future development costs.

On Jan. 13, 2003, the Corporation completed the acquisition from EPCOR of a 50 per cent interest in EPCOR's 450 MW Genesee 3 facility currently under construction southwest of Edmonton, Alberta, for consideration of approximately $395 million. EPCOR will continue to manage the construction of the project and will operate the facility upon its commercial operation, which is currently scheduled for early in 2005.

Gas-fired facilities

The following table summarizes the Corporation's Alberta gas-fired generation facilities:

			Ownership	Commissioning
Location	Plant	Capacity (MW)	(%)	Dates

Lloydminster	Meridian	220	50	1999
Fort McMurray	Poplar Creek	356	100	2001
Fort Saskatchewan	Fort	118	30	1999
	Saskatchewan
Total		694

The Meridian plant, a joint venture between the Corporation and Husky Oil Operations Ltd., sells electricity to Saskatchewan Power Corporation, a crown corporation owned by the Province of Saskatchewan, and steam to the Husky Oil Lloydminster Upgrader.

The Poplar Creek plant provides electricity and steam to Suncor Energy Inc.'s oil sands project. This 356 MW cogeneration facility became fully operational in the first quarter of 2001 and delivers approximately 200 MW of electricity and steam to Suncor. Any surplus power not used by Suncor is available for sale by the Corporation to other parties.

The Corporation also holds an indirect interest in the 118 MW Fort Saskatchewan gas-fired combined-cycle cogeneration facility in Alberta, which provides electricity and steam to Dow Chemical Canada Inc. The Corporation's interest in the Fort Saskatchewan facility is held through TransAlta Cogeneration, L.P. ("TA Cogen"), an Ontario limited partnership owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power, L.P. ("TransAlta Power"), another Ontario limited partnership. See "TransAlta Cogeneration, L.P. and TransAlta Power, L.P."

Hydroelectric facilities

The following table summarizes the Corporation's wholly owned Alberta hydroelectric facilities:

Location	Plant	Capacity (MW)	Commissioning Dates

Bow River system	Horseshoe	14	1911
	Kananaskis	19	1913, 1951
	Ghost	51	1929, 1954
	Cascade	36	1942, 1957
	Barrier	13	1947
	Bearspaw	17	1953-54
	Pocaterra	15	1955
	Interlakes	5	1955
	Spray	103	1951, 1960
	Three Sisters	3	1951
	Rundle	50	1951, 1960
North Saskatchewan
River system	Brazeau	355	1965, 1967
	Bighorn	120	1972

Total		801

The Corporation's hydroelectric facilities are primarily peaking plants, meaning they are generally only operated during times of peak demand. The productivity of these facilities is measured by "capacity factor", which is the ratio of the net electricity generated compared to the electricity that could have been generated had the plant been operating continuously at full power.

Alberta PPAs

All of the Corporation's Alberta coal-fired and hydroelectric facilities began operating under Alberta PPAs in January 2001.

These Alberta PPAs established committed capacity and electrical energy generation requirements and availability targets to be achieved by each coal-fired plant, energy and ancillary services obligations for the hydroelectric plants, and the price at which power would be supplied. The Corporation bears the risk or retains the benefit of volume variances (except for those arising from events considered to be force majeure, in the case of the coal-fired plants) and any change in costs required to maintain and operate the facilities.

Under the Alberta Thermal PPAs for the formerly regulated coal-fired facilities, the Corporation is exposed electricity price risk if production declines below contracted levels (other than outages caused by an event of force majeure). In such circumstances, the Corporation must pay a penalty for the lost production based upon a price equal to the 30-day trailing average of Alberta's market electricity prices. This trailing average provision mitigates price spikes that can occur as a result of sudden outages. The Corporation further mitigates this exposure by maintaining contracted and uncontracted capacity in the market, through operating and maintenance practices and through hedging activities performed by the Energy Marketing group.

The Corporation's hydroelectric facilities are not contracted on a facility-by-facility basis, rather facilities are aggregated in a single Alberta PPA which provides for energy and ancillary services obligations based on hourly targets. These targeted amounts are met by the Corporation through physical delivery or third party purchases.

The Corporation's compensation under the Alberta PPAs is based on a pricing formula which replaced the cost of service regime applicable under historical utility regulation. Key elements of the pricing formula are the amount of common equity deemed to form part of the capital structure and the amount of risk premium attributable to deemed common equity. Common equity is deemed to be 45 per cent of total capital and the return on equity is set annually at a 4.5 per cent premium over the rate on a 10-year Government of Canada bond.

The pricing formula includes a provision for site restoration costs of the coal-fired generating plants. The Alberta PPAs do not provide compensation for site restoration costs related to the Corporation's hydroelectric structures. The Corporation does not anticipate that its hydroelectric structures will be dismantled because of the water supply, irrigation, flood control and recreation related purposes they serve. Provisions are made for the removal of the hydro generating equipment.

The expiry dates for the Corporation's Alberta PPAs, other than the Alberta PPA for the Wabumun facility, range from 2013 to 2020. The Alberta PPA for the Wabamun facility, of which unit three was decommissioned by the Corporation, expires in 2003. The Corporation holds various licenses from Alberta Environment and the Alberta Energy and Utilities Board (the "EUB") for its respective facilities. The Corporation has procured an extension of the licenses to operate the remainder of the Wabamun facility until 2010 although it only intends to operate unit four until that time. The Corporation intends to procure extensions of the licenses for the other facilities upon the expiry of their respective Alberta PPAs. Upon the expiry of the Alberta PPAs, the Corporation will be able to sell its power output to the Alberta Power Pool and to third party purchasers through direct sales agreements.

The Alberta PPAs (together with legislation which applies thereto) permit the Balancing Pool, directly or indirectly as successor to the power purchaser under the Alberta PPAs, to terminate the Alberta PPAs in certain circumstances. These termination provisions are similar to those found in some PPAs entered into by government-related power purchasers. The Corporation will be entitled to receive a lump sum payment in connection with any such termination, other than a termination resulting from the Corporation's default. In any event, the Corporation will thereafter be able to sell the output from any affected facilities for its own account.

Canada: Ontario

The Corporation's Ontario generating facilities are summarized in the following table:

			Ownership	Commissioning
Location	Plant	Capacity (MW)	(%)	Dates

Sarnia	Sarnia	575	100	2003
Ottawa	Ottawa	68	50.01	1992
Mississauga	Mississauga	108	50.01	1992
Windsor	Windsor-Essex	68	50.01	1996

Total		819

The Sarnia facility includes 135 MW from the facilities acquired in 2002 and an additional 440 MW facility which commenced commercial operations on March 27, 2003. The combined 575 MW facility will provide steam and electricity to nearby facilities owned by Dow Chemical Canada Inc., Bayer Inc., Nova Chemicals (Canada) Ltd. and Suncor Energy Products Inc. On Jan. 13, 2003, the Corporation announced that it has granted to EPCOR an option, exercisable until March 2004, to purchase a 50 per cent interest in the Sarnia facility at a price equal to 50 per cent of the undepreciated capital cost, as at the date of closing.

The Ottawa plant is a combined -cycle cogeneration facility designed to produce 68 MW of electrical energy. This capacity is sold under a PPA with the Ontario Electricity Financial Corporation ("OEFC"), an agency of the Province of Ontario. This agreement expires in 2012. The Ottawa plant also provides steam to the member hospitals and treatment centers of the Ottawa Health Sciences Centre, National Defence Medical Centre and the Perley Hospital.

The Mississauga plant is a combined-cycle cogeneration facility designed to produce 108 MW of electrical energy. This capacity is contracted under a PPA with OEFC which expires in 2017. The plant also supplies steam, compressed air, waste water treatment and de-ionized water to the Boeing Canada Inc. manufacturing facility located adjacent to the Mississauga plant.

The Windsor-Essex plant is a combined-cycle cogeneration facility designed to produce 68 MW of electrical energy. Currently, 50 MW of the capacity is sold under a PPA to OEFC. This agreement expires in 2016. The Windsor-Essex plant also provides steam and compressed air to Chrysler Canada Ltd.'s mini-van assembly facility in Windsor.

The Corporation's interest in the Mississauga, Ottawa and Windsor facilities in Ontario are held through TA Cogen. See "TransAlta Cogeneration, L.P. and TransAlta Power, L.P."

United States

The Corporation's generation facilities in the United States are summarized in the following table:

			Ownership	Commissioning
Location	Plant	Capacity (MW)	(%)	Dates

Washington	Centralia unit No. 1	702	100	1971
	Centralia unit No. 2	702	100	1971
	Big Hanaford	248	100	2002

New York	Binghamton	47	100	1992
	Saranac	240	37.5	1994

California	Vulcan	34	50	1986
	Del Ranch	38	50	1989
	Elmore	38	50	1989
	Leathers	38	50	1990
	CE Turbo	10	50	2000
	Salton Sea I	10	50	1987
	Salton Sea II	20	50	1990
	Salton Sea III	50	50	1989
	Salton Sea IV	39	50	1996
	Salton Sea V	49	50	2000

Texas	Power Resources	200	50	1988

Arizona	Yuma	50	50	1994

Total		2,515

Centralia

The Corporation owns a two-unit 1,404 MW coal-fired facility and adjacent mining operations located in Centralia, Washington, south of Seattle, Washington. In August 2002, the Corporation completed construction of its 248 MW Big Hanaford gas-fired facility at Centralia, bringing TransAlta's total capacity at the Centralia site to 1,652 MW.

Prior to the acquisition of the Centralia plant and mine, the Corporation signed a number of energy sales agreements for a portion of the plant's capacity. The Corporation also sells power from the Centralia plant into the Western Electricity Coordinating Council, and in particular, the U.S. Pacific Northwest energy market. The Corporation's strategy is to balance contracted and non-contracted sales of electricity to manage production and price risk.

The Centralia mine produces approximately six million tonnes of coal annually, or approximately 85 per cent of the Centralia plant's annual coal requirements. The Centralia mine's permitted coal reserves, being the amount of coal which can be mined under the existing regulatory approval, are estimated to be 108 million tonnes as at Dec. 31, 2002, which represents approximately 18 years of supply at current production levels. The Corporation currently imports the balance of its coal requirements by rail using coal from the Powder River Basin, located in the U.S. Rockies, provided under short-term contracts.

Binghamton

The Corporation owns a 47 MW gas-fired peaking facility in Binghamton, New York. This facility was commissioned in 1992 and is located near the Pennsylvania-New York border. The Binghamton facility provides electricity to the New York Power Pool during periods of high demand.

Pierce

During the period from August 2001 to September 2002 the Corporation had seven simple cycle gas-fired turbines at a temporary generation facility located near Fredrickson, Washington. The Pierce facility was a short-term project that was designed to address the energy needs in the U.S. Pacific Northwest. The turbines were leased from General Electric and the plant was decommissioned in the fourth quarter of 2002.

CE Generation

On Jan. 29, 2003, TransAlta announced the completion of the acquisition from El Paso of a 50 per cent interest in CE Generation, for total consideration of approximately US$240 million, which included approximately US$35 million for working capital. The CE Generation acquisition includes the right to a 50 per cent interest in a geothermal project currently under development in Imperial Valley, California. If TransAlta elects to participate in the project, TransAlta has agreed to pay to El Paso certain milestone payments of up to US$30 million.

CE Generation, through its subsidiaries, is primarily engaged in the development, ownership and operation of independent power production facilities in the United States using geothermal and natural gas resources. CE Generation holds a net ownership interest of approximately 756 MW in 13 facilities having an aggregate operating capacity of 816 MW, including 326 MW of geothermal generation in California and 490 MW of gas-fired cogeneration in New York, Texas and Arizona.

CE Generation affiliates currently operate ten geothermal facilities in the Imperial Valley in California. Each of the geothermal facilitie s, excluding CE Turbo and Salton Sea V, sells electricity pursuant to independent, long-term contracts which provide for energy payments, capacity payments and capacity bonus payments.

Salton Sea V is currently a merchant facility, however it has a power purchase agreement to sell approximately 23 MW of its net output. Available capacity from Salton Sea V and CE Turbo is sold through market transactions.

CE Generation affiliates currently operate three natural gas-fired facilities in Texas, Arizona and New York, having an aggregate generation capacity of 490 MW. Each of the facilities sells its output pursuant to PPAs.

Mexico

Campeche

On March 22, 2000, the Corporation and Mexico's state-owned Comision Federal de Electricidad ("CFE") entered into a 25-year PPA for all of the output of the 252 MW dual fuel (gas and diesel), combined -cycle plant in Campeche, Mexico. The Corporation has also entered into a related gas transportation agreement with CFE. CFE bears the price risk on fuel under the PPA. Construction of the Campeche plant began in 2001 and commercial operations are projected to commence in the first half of 2003.

In addition to the PPA and gas transportation agreement, the Corporation has entered into a corresponding 25-year fuel supply agreement with Pemex Gas y Petro Quimica Basica.

Chihuahua

On March 8, 2001, TransAlta announced it had won a competitive bid to build and operate a 259 MW gas-fired combined-cycle facility in Chihuahua, Mexico. The Corporation entered into a 25-year PPA with CFE for all of the output of the plant. The Corporation has also entered into a related gas transportation agreement with CFE. CFE bears the price risk on fuel under the PPA. Construction of the plant began in the third quarter of 2001 and commercial operations are projected to commence in the third quarter of 2003.

Australia

The Corporation holds interests in Western Australia consisting of: (i) the 110 MW Parkeston generation facility through a 50/50 joint venture with Newmont Mining Limited; and (ii) the 225 MW Southern Cross gas and diesel generation facilities. The 8.82 per cent interest in a 1,380 kilometer gas transmission pipeline that delivers natural gas from the Australian northwest shelf producing area to Western Australia was sold in early 2003.

TransAlta Cogeneration, L.P. (TA Cogen) and TransAlta Power, L.P. (TransAlta Power)

The Corporation's interest in the 118 MW Fort Saskatchewan gas-fired cogeneration facility in Alberta, and the Mississauga, Ottawa and Windsor-Essex facilities in Ontario, are held through TA Cogen, an Ontario limited partnership owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power, another Ontario limited partnership. The Corporation formed TA Cogen in 1998 to directly or indirectly hold interests in generation facilities capable of producing stable cash flows that would be distributed to TransAlta Power's unitholders. The partnership units of TransAlta Power are publicly traded on the Toronto Stock Exchange.

The Corporation is obligated to purchase all of the units of TA Cogen owned by TransAlta Power in 2018 at a price equal to the fair market value of the units, for cash, common shares or a combination thereof. TEC has the option to purchase the Fort Saskatchewan plant from TA Cogen at the then fair market value as determined by independent valuators. On July 31, 2017, if TEC does not exercise this option, TA Cogen has the option to sell the Fort Saskatchewan plant to TEC at book value. If neither option is exercised, TA Cogen is obligated, at TEC's expense, to use commercial efforts to sell the plant on or before Dec. 18, 2018.

Sustainable Development Initiatives

In 2000, TransAlta established a plan to invest up to $100 million in sustainable development initiatives. Investments will be made in new technologies to reduce carbon emissions, to further environmental offset and credit use and to develop renewable energy sources. Among its other environmental activities, TransAlta is also developing methods of burning coal in a more environmentally-friendly and efficient manner.

TransAlta is a member of the Canadian Clean Power Coalition, which is committed to developing and implementing clean coal technology projects in Canada before 2010.

As of Dec. 31, 2002, TransAlta had invested approximately $69 million in Vision Quest. Vision Quest, now a wholly owned, independently operated subsidiary of the Corporation, owns and operates 67 wind turbine power plants in Alberta with an aggregate of 44 MW of total peak capacity, and has a further 75 MW under construction in a joint venture with ENMAX Corporation. Vision Quest also holds interests in wind power projects in several other provinces and holds electricity retailer licenses in Ontario. As of Dec. 31, 2002, TransAlta had invested approximately $7 million in other sustainable development initiatives.

The following table summarizes Vision Quest's facilities operating and under construction:

		Capacity	Ownership			Contract
Region	Facility	(MW)	(%)	Fuel	Revenue Source	Expiry Date

Canada
Alberta	Castle River	44	100	Wind	LTC and Merchant	---
	McBride Lake (1)	75	50	Wind	LTC	---

Note:

(1) These facilities are currently under construction.

Energy Marketing Business Segment

The Energy Marketing group provides a number of strategic functions to the Corporation, including the following:

  Gathering and assessing market intelligence, enabling management to more effectively engage in strategic planning and decision making for the Corporation. This includes identifying and ranking markets which are the most attractive to enter, developing strategies and plans to effectively compete in each market where the Corporation operates, and identifying specific opportunities to develop or acquire assets that will capture value or mitigate risks in the electric generation business;
  Negotiating and entering into contractual agreements with customers for the sale of output from the Corporation's generating assets, including electricity, steam or other energy related commodities;
  Scheduling physical deliveries of natural gas supplies used to generate electricity and the electrical generation outputs from each asset to meet contractual obligations while managing the physical and financial risks associated with the generation and transmission of electrical energy, including during those periods of unplanned outages;
  Increasing the value of the electricity output from each generating asset through a variety of asset optimization strategies; and
  Recommending optimum maintenance schedules and operating levels according to current and anticipated market conditions that will maximize earnings from each of the generation assets.

Beyond these functions, the Energy Marketing group derives additional revenue and earnings from the wholesale trading of electricity and other energy related commodities and derivatives. An important factor in the group's trading success has been the ability to access transmission capacity in selective markets, which allows TransAlta to take advantage of price differentials between regional markets by buying and selling energy at different locations and using transmission capacity to deliver the energy from the lower value markets into higher value markets.

The group seeks to manage and limit the Corporation's risk exposures from both financial and physical positions, as well as counterparty risks. The key risk control activities of the Energy Marketing group, in conjunction with other functions of the Corporation, include: credit review, approval and reporting; risk measurement, monitoring and reporting; validation of transactions; and trading portfolio valuation monitoring and reporting.

The Corporation uses mark-to-market valuation and the application of a value at risk (VAR) determination for risk control practices for its trading portfolio . This approach is a measure of assessing the potential trading losses that the Corporation could experience at any given time due to fluctuations in energy prices in each market. The Corporation's policy is to actively manage and limit the group's aggregate VAR exposure to $10 million at any point in time. The average daily VAR in 2002 was approximately $2.6 million ($1.2 million in 2001).

Competitive Environment

As the largest generator of electricity in Alberta, measured by capacity, and with generation assets in Ontario, the U.S. Pacific Northwest, California, Arizona, Texas and New York, Mexico and Australia, the Corporation believes it is well-positioned to capitalize on opportunities in these regions. Alberta, located in Western Canada, is the country's fourth largest province by population with approximately three million residents representing 10 per cent of Canada's total population. Alberta consumed approximately 50,000 GWh of electricity in 2002. As at Dec. 31, 2002, the aggregate installed capacity of generating facilities in Alberta was 11,795 MW.

Ontario is Canada's largest province with approximately 12 million residents representing approximately 38 per cent of Canada's total population. Ontario consumed approximately 151,400 GWh of electricity in 2002. Ontario Power Generation Inc., the successor to the generation business of Ontario's former integrated electric utility, controls over two-thirds of Ontario's approximately 30,000 MW of installed capacity, the balance of which is owned by municipal electric utilities and private independent power producers or industrial consumers.

Electrical Utilities in the U.S. Pacific Northwest are organized into the Western Electricity Coordinating Council ("WECC"). The WECC is the largest geographically of the 10 regions in the North American Electric Reliability Council and is divided into four subregions, of which Region 1 includes British Columbia, Alberta, Washington, Oregon, Idaho, Montana, Utah, western Wyoming and northern Nevada. This subregion is referred to as the Northwest Power Pool (the "NWPP"). Approximately 363,700 GWh of electricity was generated in the NWPP in 2002. According to the WECC, as of the end of 2002, aggregate generating capacity of approximately 78,000 MW was located in the NWPP.

The Corporation expects that the demand for electricity will continue to grow in its target markets. In addition to increased demand, the market for electricity in some of these regions has undergone deregulation. Legislation in Alberta and Ontario and many states in the United States have mandated the unbundling of services traditionally provided by vertically integrated utilities to promote competition in the market for generation, transmission and distribution of electricity. More recently, the pace of this process has slowed. These regulatory changes have caused some integrated utilities to sell all or parts of their generation assets. The Corporation believes that the combination of increased demand for electricity, deregulation and the increased availability of generation assets provides it with an opportunity to increase its generation capacity and leverage its energy marketing capabilities.

In addition, the Corporation believes that the demand for electricity in Mexico will continue to grow in the next several years due to increased commercial and residential consumption. The Corporation expects that the CFE will offer for tender more independent power projects that are similar to those of the Corporation's in Campeche and Chihuahua in order to meet this increase in demand for electricity. The Mexico Secretary of Energy has stated that to guarantee the supply of energy for the period of 2002 to 2011, Mexico must construct 61 new plants, with a generation capacity of 28,862 MW.

Competitive Strengths

The Corporation believes it is well positioned to achieve its business strategy due to its competitive strengths, which include the following:

Stable cashflow base. In 2003, approximately 85 per cent of the Corporation's aggregate production is contracted with counterparties that meet the Corporation's risk management criteria. Approximately 59 per cent of the contracted output is sold under Alberta PPAs, most of which expire from 2013 to 2020 and are ultimately backed by the "Balancing Pool", an entity established by the Government of Alberta. See

"Generation Business - Alberta - Alberta PPAs".

Geographic diversity. The Corporation has a geographically diverse asset base with assets in Alberta and Ontario, Canada, in certain parts of the United States, in Mexico and in Australia.

Fuel diversity. The Corporation has a diverse mix of fuels used for electrical generation, including coal, natural gas, hydro, geothermal and wind. The Corporation believes that this mix reduces the impact on corporate performance in the event of external events affecting one fuel source.

Contract diversity. While most of the Corporation's output is contracted long-term, the Corporation does contract some output short-term, to take advantage of short-term markets.

Management team. The Corporation's management team has changed significantly in the last three years, as the Corporation has moved from a largely Alberta-based and focused regulated utility into an internationally focused and based deregulated electricity developer, generator and marketer, and that team has substantial industry, international and local market experience.

Energy Marketing expertise. The Corporation believes that its Energy Marketing group has enhanced returns from its existing generation base and has allowed the Corporation to obtain more favourable pricing for uncommitted electricity, secure fuel supply on a cost-effective basis and fulfill electricity delivery obligations in the event of an outage.

Financial strength. The Corporation has investment grade issuer ratings from Moody's Investor Services, Inc., Standard & Poor's Corporation and Dominion Bond Rating Service Limited. The Corporation expects that its financial strength will allow it to continue to prudently take advantage of both acquisition opportunities and development programs.

Ownership or control of coal supply. The Corporation owns, controls or leases extensive coal reserves in Alberta that provide a long-term and stable source of fuel for approximately 85 per cent of its coal-fired generation capacity in Alberta. The Corporation also owns a coal mine near its Centralia facility, which currently provides approximately 85 per cent of the fuel required at the Centralia facility. The Corporation's mines in Alberta contain some of the cleanest burning coal in North America, averaging 0.28 per cent sulfur at the Whitewood mine and 0.19 per cent at the Highvale mine. Coal with lower sulfur content emits less sulfur dioxide when it is burned, thereby minimizing environmental degradation. By comparison, the sulfur content of coal mined in the Powder River Basin of the U.S. Rockies typically has sulfur content of about 0.45 per cent.

Capital Expenditures

Capital expenditures for property and investments (including acquisitions) by TransAlta for the past five years were:

2002…………..$985.9 million	1999………………$992.5 million
2001…………..$1,256.3 million	1998………………$574.2 million
2000…………..$1,675.1 million

Capital expenditures, including acquisitions completed at March 31, 2003, of approximately $830 million are forecast for 2003.

Environmental Protection and Climate Change

TransAlta is subject to federal, provincial and local environmental laws, regulations and guidelines concerning the generation and transmission of electrical and thermal energy and surface mining. TransAlta is committed to complying with or exceeding regulatory requirements and to minimizing the environmental impact of its operations. TransAlta works with governments and the public to develop appropriate frameworks to protect the environment and, at the same time, achieve economic development.

Expenditures for environmental protection are included in TransAlta's annual operating and capital budget. TransAlta incurred environmental, health and safety expenditures in the fiscal year ended Dec. 31, 2002 of approximately $34 million. These amounts do not include capital expenditures of approximately $53 million incurred by TransAlta in connection with the installation of a scrubber at its Centralia co al-fired plant. This capital expenditure is a non-recurring event, and was incurred to fulfill an obligation assumed by TransAlta in connection with its acquisition of the Centralia plant.

TransAlta further manages environmental risk through the implementation of an ISO-14001-based environment, health and safety management system, designed to continuously improve environmental performance. As of December 2002, 92 per cent of TransAlta's Canadian plants had implemented the Management System.

In December 2002, the Government of Canada agreed to ratify the Kyoto Protocol, which requires a net reduction of Canadian emissions of greenhouse gases by six per cent from 1990 levels by 2008 to 2012. TransAlta is a significant emitter of carbon dioxide, a greenhouse gas, and has been actively managing its emissions through several initiatives. By 2002, TransAlta had reduced its worldwide net emissions intensity (emissions/MWh) by 20 per cent from 1990 levels. An important component of the program is offset projects which, through cost-effective actions taken at third-party sites, reduce the Corporation's greenhouse gas emissions on a net basis. Under Canada's Kyoto obligation, TransAlta expects that offsets will need to be a significant component of the national response.

TransAlta's climate change strategy addresses the potential competitive risks to its fossil-fuelled generation plants from future public policy that could include environmental controls, regulatory regimes, taxes or charges. The potential for higher electricity prices exists if new policy does not permit cost-effective, market-based approaches for reducing greenhouse gas emissions.

TransAlta's climate change strategy includes the following:

  Reducing emissions intensity by: improving the efficiency of TransAlta's existing operations; developing new high efficiency cogeneration facilities that produce lower overall emissions; acquiring a diverse portfolio of greenhouse gas offset projects; purchasing and building renewable energy; and investing in renewable energy projects;
  Participating in federal and provincial policy development;
  Developing and testing market-based approaches, such as the trading of emission reduction credits; and
  Investing in the development of clean coal technology as a long-term solution.

To date, TransAlta does not believe that its competitive position in the wholesale generation industry has been adversely affected by environmental concerns. TransAlta has been increasing its development of gas-fired generation capacity, which typically incurs lower environmental compliance costs and creates relatively lesser environmental concerns than other forms of generation. TransAlta's hydroelectric facilities have been in existence for a significant period of time and tend to be smaller plants, thus mitigating the potential harm from a breach at a facility. To date, TransAlta has successfully operated these facilities without any significant incidents. TransAlta has historically relied upon coal-fired generation as its most significant source of generation. While environmental compliance can be more costly in relation to coal-fired plants, and

TransAlta incurs additional costs through the acquisition of offset credits, the cost of coal is a balancing factor in favour of TransAlta, given TransAlta owns, leases or controls the majority of coal used by its coal-fired plants, and with the exception of purchased coal used at Centralia, the coal is mined adjacent to the plants.

Along with its competitors with similar fuel types, TransAlta is subject to risk from changes to environmental regulations.

Risk Factors

Regulatory and political risks exist in all jurisdictions in which TransAlta operates, including foreign jurisdictions. TransAlta seeks to manage these risks by working with regulators and other stakeholders to try to resolve issues as fairly and expeditiously as possible. For a discussion of risk factors affecting TransAlta and risk management, reference is made to "Risk Factors and Risk Management", located in TransAlta's Management Discussion and Analysis for the year ended Dec. 31, 2002, which is incorporated by reference herein.

Employees

As of Dec. 31, 2002, the Corporation had 2470 full and part-time employees, of which 2049 were employed in TransAlta's generation business and 125 were employed in TransAlta's energy marketing business.

Approximately 1383 of the Corporation's employees belong to labour unions. The Corporation is currently a party to eleven different collective bargaining agreements. Of its eleven existing collective bargaining agreements, the Corporation has recently renewed three of the agreements and anticipates negotiating renewed agreements with five others in 2003. The three remaining agreements continue to be in force until 2004 or 2005.

SELECTED CONSOLIDA TED FINANCIAL INFORMATION

Quarterly Revenue and Earnings (Loss) (unaudited)							in $millions except per share data

Quarter ended	Revenues (1) (2)	Earnings (loss)	Net	Earnings (loss)	Net	Earnings (loss)	Net
		from	earnings	from	earnings	from	earnings (loss)
		continuing	(loss)	continuing	(loss)	continuing	per
		operations		operations	per	operations per	common share
				per common	common	common share	(diluted)
				share	share	(diluted)

	$	$	$	$	$	$	$

Dec. 31, 2002	517.6	(59.6)	(54.3)	(0.38)	(0.32)	(0.38)	(0.32)
Sept. 30, 2002	450.3	73.4	67.9	0.40	0.40	0.40	0.40
June 30, 2002	336.3	18.5	124.9	0.08	0.74	0.07	0.73
March 31, 2002	419.7	45.7	51.4	0.24	0.30	0.22	0.28
Dec. 31, 2001	434.4	36.7	46.5	0.19	0.27	0.19	0.27
Sept. 30, 2001	573.3	36.7	41.4	0.20	0.25	0.20	0.25
June 30, 2001	605.2	50.2	59.1	0.28	0.35	0.27	0.34
March 31, 2001	706.5	59.0	67.6	0.33	0.40	0.32	0.39
Three Year Summary	in $millions except per share data

	2002	2001	2000
	$	$	$
Financial position (December 31):
Total assets	7419.6	7606.4	7627.1
Long-term debt (net of current portion)
	2351.2	2406.8	2121.8

Preferred shares of a subsidiary	-	-	121.6
Non-controlling interests	263.0	281.0	253.4
Preferred securities	451.7	452.6	292.0
Common shareholders' equity	2039.6	1,989.7	1,957.4
Revenues and net earnings:
Total revenues (1)(2)	1723.9	2319.4	1671.1
Earnings from continuing operations	78.0	182.6	146.4
Earnings from continuing operations
applicable to common shareholders	57.1	169.5	133.6
Net earnings applicable to common
shareholders	189.9	214.6	279.8
Basic earnings per common share:
Continuing operations	0.34	1.00	0.79
Net earnings	1.12	1.27	1.66
Diluted earnings per common share:
Continuing operations	0.34	0.98	0.77
Net earnings	1.12	1.25	1.64
Dividends declared per common share	1.00	1.00	1.00

Notes:

(1) Energy Marketing revenues are presented on a net basis.

(2) Revenues reflect the classification of the New Zealand, Alberta distribution and retail, Edmonton Composter and transmission operations as discontinued.

Dividends

TransAlta's Board of Directors considers several factors when reviewing the common share dividend policy, including: earnings; cash flow; capital requirements; and the expectations of shareholders. The payment and level of future dividends on the common shares will be determined by the Board of Directors of TransAlta after consideration of the relevant factors, including those referred to herein. TransAlta has declared and paid the following dividends per share on its outstanding common shares:

Dividends declared per common share

2002	2001	2000	1999	1998

$1.00	$1.00	$1.00	$1.00	$0.99

On Jan. 1, 2003 and April 1, 2003, TransAlta paid cash dividends of $0.25 per common share.

MANAGEMENT'S DISCUSSION & ANALYSIS

Reference is made to the section entitled "Management's Discussion & Analysis" set out at pages 21 to 59 of TransAlta's 2002 Annual Report, which is specifically incorporated by reference in this Annual Information Form.

MARKET FOR SECURITIES

TransAlta's common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TA" and the New York Stock Exchange under the symbol "TAC". TransAlta's preferred securities are listed on the TSX under the symbols "TA.PR.A", "TA.PR.B" and "TA.PR.C".

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of the directors and officers of TransAlta, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting of TransAlta or until his or her successor is elected or appointed.

    Directors

Name and Municipality of Residence	Year First Became Director	Principal Occupation	Membership on Committees

William D. Anderson	2003	President of BCE Ventures, a subsidiary of BCE Inc. (telecommunications)
Montreal, QC

Stanley J. Bright	1999	Director of MidAmerican Energy Company (electric and gas generation and distribution)	Audit and Environment Committee ("AE Committee") Human Resources Committee ("HRC")
Vero Beach, FL

Name and Municipality of Residence	Year First Became Director	Principal Occupation	Membership on Committees

Roderick S. Deane	2000	Chair, Telecom Corp. of New Zealand Ltd.	AE Committee
Wellington, NZ		(telecommunications), also chair, Fletcher Building Ltd.
		(building) and ANZ Banking Group (New Zealand) Ltd.
		(banking) and Professor of Economics and Management,
		Victoria University (Wellington, NZ)

Jack C. Donald	1993	Chair, Parkland Income Trust and president and CEO of	HRC
Red Deer, AB		Parkland Properties Ltd. (petroleum refining and	Nominating and
		marketing), also vice president and director of Brandt	Corporate Governance
		Industries Ltd., Chair and a director of Canadian Western	Committee ("NCGC")
		Bank and a director of Ensign Resource Services Group
		Ltd.

John T. Ferguson,	1981	Chair, TransAlta Corporation (electric industry holding	AE Committee
F.C.A.		company), Chair, and a director of Princeton	HRC
Edmonton, AB		Developments Ltd. (commercial real estate	NCGC
		development), and a director of Royal Bank of Canada
		and Suncor Energy Inc.

Gordon D. Giffin	2002	Senior Partner of McKenna Long & Aldridge LLP	NCGC
Atlanta, GA		(attorneys). From 1997 to 2001 he served as United
		States Ambassador to Canada. He is a director of
		Canadian National Railway Company, Canadian Imperial
		Bank of Commerce and Canadian Natural Resources,
		Ltd.

Christopher	1994	Vice president of Combined Heat and Power	AE Committee
Hampson, C.B.E.		Association, England (trade association), former Chair,
London, UK		RMC Group PLC (heavy building materials) and former
		chair and a director, British Biotech PLC.

Charles H. Hantho,	1992	Chair and a director, Camco Inc. (Appliance	Chair of the HRC
C.M., F.C.A.E.		Manufacturer) and Hamilton Utilities Corp., and a	NCGC
Toronto, ON		director of Inco Limited (mining) and Telemedia Corp.
		(media)

Louis D. Hyndman,	1986	Senior Partner of Field Atkinson Perraton LLP	HRC
Q.C.		(barristers & solicitors), and a director of Canadian	NCGC
Edmonton, AB		Urban Equities Ltd., Clarke Inc., EllisDon Inc., Enbridge
		Inc., Melcor Developments Ltd., and Meloche Monnex
		Inc.

Donna Soble	1989	Lawyer and corporate director. She is also a director of	Chair of the NCGC
Kaufman		BCE Inc., Bell Canada, Bell Canada International Inc.,	Member of HRC
Toronto, ON		Hudson's Bay Company, Public Sector Pension
		Investment Board and UPM-Kymmene Corp.

John S. Lane	1993	Corporate Director. He is also a director of AFP	Chair of AE Committee
Toronto, ON		Cuprum S.A., McLean Budden Ltd. and Ontario	Member of the NCGC
		Teachers' Pension Plan Board.

Name and Municipality of Residence	Year First Became Director	Principal Occupation	Membership on Committees

Luis Vazquez Senties	2001	Chair of Group Diavaz (oilfield services and natural gas
Mexico City, MX		distribution). He is also chair of CIA Mexicana de
Geofisica and a director of Compania Mexicana de Gas.

Ralph A. Thrall, Jr.	1981	President, McIntyre Ranching Co. Ltd. (cattle ranching)	AE Committee
Lethbridge, AB

Stephen G. Snyder	1996	President and chief executive officer
Calgary, AB		TransAlta Corporation (electric industry holding
company). He is also a director of Canadian Imperial
Bank of Commerce.

Officers

Name		Principal Occupation	Residence

Stephen G. Snyder		President and Chief Executive Officer	Calgary, Alberta
Ian A. Bourne		Executive Vice-President and Chief Financial Officer	Calgary, Alberta
James F. Dinning		Executive Vice- President	Calgary, Alberta
James W. Kemp		Executive Vice-President & Chief Technology Officer	Calgary, Alberta
Thomas M. Rainwater		Executive Vice-President, Corporate Development and	Calgary, Alberta
Marketing
Robert M. Soeldner		Executive Vice-President, Operations	Calgary, Alberta
Kenneth S. Stickland		Executive Vice-President, Legal	Calgary, Alberta
Michael Williams		Senior Vice-President, Human Resources	Calgary, Alberta
Gregory Wilson		Senior Vice-President and Chief Information Officer	Calgary, Alberta
Linda M. Chambers		President, Centralia Generation LLC and Centralia Mining	Olympia,
		LLC, subsidiaries of the Corporation	Washington
Frederick M. Gallagher		Managing Director and CEO, Vision Quest Windelectric	Calgary, Alberta
Inc., a subsidiary of the Corporation
William D.A. Bridge		Vice -President, Development	Calgary, Alberta
Alister Cowan		Vice -President & Comptroller	Calgary, Alberta
Lonnie S. Enns		Vice -President, Energy Trading and Marketing	Calgary, Alberta
Richard P. Langhammer		Vice -President, Alberta Thermal Plant Operations	Calgary, Alberta
Matthew J. Moorman		Vice -President, Commercial Management	Calgary, Alberta
Robert J.D. Page		Vice -President, Sustainable Development	Calgary, Alberta
Gregory P. Reinhart		Vice -President, Generation Human Resources	Calgary, Alberta
Marvin J. Waiand		Vice -President & Treasurer	Calgary, Alberta
Brian Walls		Vice -President, Life Cycle Management	Calgary, Alberta
Richard W. Way		Vice -President, Regulatory Affairs	Calgary, Alberta
Alison T. Love		Corporate Secretary	Calgary, Alberta
Frank Hawkins		Assistant Treasurer	Calgary, Alberta

All of the directors and officers of TransAlta have held their present principal occupations or executive positions with the same or associated firms for the past five years, except for the following:

  Prior to April 1998, John T. Ferguson was also CEO of Princeton Developments Ltd.
  Prior to May 2000, Stanley J. Bright was Vice Chair of MidAmerican Energy Holdings Company and before January 1999 Mr. Bright was Chair and CEO of Iowa-Illinois Gas and Electric Company.
  Prior to April 2000, Roderick S. Deane was also Chair of TransAlta New Zealand Limited and prior to October 1999, Dr. Deane was Chief Executive of Telecom Corporation of New Zealand Limited.
  From 1997 to 2001, Gordon D. Giffin served as United States Ambassador to Canada.
  Prior to February 2000, John S. Lane was Senior Vice President, Investments, Sun Life Assurance Company of Canada.
  Prior to March 2001, James W. Kemp was Vice President, Operations of Tractebel SA.
  Prior to October 2002, Thomas Rainwater was President, Praxis Solutions, Inc. and prior to February 2000 he was Vice-President, Central Region, Illinova Energy Partners, a division of Illinova Corporation.
  Prior to November 2002, Robert Soeldner was Vice President, Strategic Initiatives, New York Independent System Operator; prior to February 2001 he was Senior Director, Enron Europe, Ltd.; prior to August 1999, he was Director, Enron Energy Services; and prior to August 1998 he was General Manager, Enron International.
  Prior to January 2001, Kenneth Stickland was a senior partner at Burnet Duckworth & Palmer, Barristers & Solicitors.
  Prior to June 2002, Michael Williams was Vice-President of EMEA HR, Lucent Technologies; prior to April 2001 he was senior director of EMEA HR, Cisco Systems; prior to September 1999 he was Senior Director of Customer Advocacy HR, Cisco Systems; prior to May 1999 he was Executive Vice President to Organizational Transformation, Newbridge Networks Corp; and prior to May 1998 he was Global Vice President of Human Resources and Quality, Newbridge Networks Corp.
  Prior to June 2002, Gregory Wilson was Vice President and Chief Information Officer of United Dominion Industries and prior to August 1998 he was Group IT Director of Scientific Atlanta.
  Prior to February 2002, Matthew Moorman was Director of Financial Operations, IPP and prior to June 1998 he was Vice President Finance of Angus Reed.
  Prior to February 2002, Gregory Reinhart was Human Resources Director, IPP and prior to June 1999 he was Vice President of Human Resources of Engage Energy Ltd.
  Prior to February 2002, Brian Walls was Manager of IPP Commercial and prior to October 2001 he was director, Environmental Management with Tractebel Power SA.
  Prior to February 2001, Frank Hawkins was Director, Corporate Finance; prior to September 2000 he was Director, IPP Development; and prior to September 1998 he was Director, International Project Development of TransCanada PipeLines Limited.

  Prior to October 2001, Alison Love was Vice-President, General Counsel and Corporate Secretary of Canadian Pacific Limited; prior to October 1998 she was Vice-President, Administrative Services and Special Projects; and prior to July 1998 she was Corporate Secretary and Associate General Counsel of TransCanada PipeLines Limited.

The directors and officers of TransAlta and its subsidiaries as a group beneficially own, directly or indirectly, less than one per cent of each class or series of the outstanding securities of TransAlta.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP, Chartered Accountants, 1000, 440-2nd Avenue, S.W., Calgary, are the auditors of the Corporation.

The transfer agent and registrar for TransAlta's common shares and preferred securities is CIBC Mellon Trust Company in Vancouver, Calgary, Winnipeg, Toronto and Montreal. The transfer agent and registrar for the common shares in the United States is Mellon Investor Services LLC at its principal office in New York, N.Y.

ADDITIONAL INFORMATION

Additional information including compensation of directors and officers of TransAlta, indebtedness of directors and officers of TransAlta, principal holders of TransAlta's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in TransAlta's Management Proxy Circular dated March 14, 2003. Additional financial information is provided in TransAlta's 2002 Annual Report which contains audited comparative consolidated financial statements for the most recently completed financial year and the Management Discussion and Analysis. The Management Discussion and Analysis contained in the 2002 Annual Report is specifically incorporated by reference and forms a part of this Renewal Annual Information Form.

In 2002, TransAlta adopted a procedure for employees, shareholders or others to report concerns or complaints regarding accounting or auditing matters on an anonymous, confidential basis to the Audit and Environment Committee of the Board of Directors. Such submissions may be directed to the Audit and Environment Committee c/o the Corporate Secretary of the Corporation.

When the securities of TransAlta are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus, TransAlta will, upon request to the Corporate Secretary, provide to any person or company the following information:

  one copy this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;
  one copy of the comparative consolidated financial statements of TransAlta for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of TransAlta that have been filed, if any, for any period after the end of its most recently completed financial year;
  one copy of TransAlta's Management Proxy Circular in respect of its most recent annual meeting of its shareholders that involved the election of directors; and
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (1), (2) or (3) above; or

At any other time, TransAlta will, upon request, provide to any person or company one copy of any documents referred to in clauses (1), (2) and (3) above, provided that TransAlta may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of TransAlta. For additional copies of this AIF or any of the materials listed in this paragraph, please contact Investor Relations, TransAlta Corporation at Box 1900, Station 'M', Calgary, Alberta, T2P 2M1; telephone: 1-800-387-3598 in North America outside of Calgary, or (403) 267-2520 in Calgary and outside North America; fax: (403) 267-2590; or e-mail: investor_relations@transalta.com.